1875 K Street N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

July 25, 2013

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)

(Securities Act File No. 033-97598 and

Investment Company Act File No. 811-09102)

Post-Effective Amendment No. 319

Dear Ms. Cole:

This letter responds to your comments with respect to the filing of post-effective amendment no. 274 to the Company’s registration statement, filed on January 18, 2013, to add iShares International DR Completion ETF (f/k/a iShares International DR Completion Index Fund) (the “Fund”) as a series of the Company pursuant to Rule 485(a) under the Securities Act of 1933.

The comments were provided in a telephone conversation on March 7, 2013. For your convenience, your comments are summarized below and the comments are followed by the Company’s responses. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment No. 1: Please confirm that the Fund’s disclosure is consistent with the exemptive order.

Response: The Company confirms that the current disclosure is consistent with the applicable exemptive order.

Comment No. 2: Please disclose the number of component stocks in the Underlying Index.

Response: The Company has included disclosure of the number of stocks in the Underlying Index under the heading “Principal Investment Strategies.”

Comment No. 3: Please consider adding language to the Principal Investment Strategies section stating that the Fund is non-diversified.

Response: The Company believes that the inclusion of the Non-Diversification Risk in the Principal Risks section adequately discloses that the Fund is non-diversified. For this reason, the Company respectfully declines to make the proposed change.

Comment No. 4: Please confirm whether Asian Economic Risk should be added to the Principal Risks section.

Response: The Company has revised the disclosure to add Risk of Investing in Asia.

Comment No. 5: In the Principal Risks section, please confirm that the reason risks associated with investing in South Korea and Taiwan are highlighted is due to the Fund’s significant exposure to issuers located in these countries.

Response: The Company confirms that the reason Risk of Investing in Taiwan is highlighted in the Principal Risks section is due to the Fund’s significant exposure to issuers located in Taiwan. The Fund has revised the Principal Risks section to remove the Risk of Investing in South Korea from the section.

Comment No. 6: Please consider adding mid- and small-capitalization risks to the Principal Risks section.

Response: Mid-Capitalization Companies Risk currently can be found in the Further Discussion of Other Risks section. To the extent either mid- and/or small-capitalization risks become principal risks for the Fund, the Fund will add those risks to the Principal Risks section.

Comment No. 7: Please confirm that Basic Materials Sector Risk and Industrial Sector Risk are not material risks and that the Prospectus clearly illustrates the distinction between material and non-material risks.

Response: The Company respectfully submits that, at the time of this filing, Basic Materials Sector Risk and Industrial Sector Risk are not principal risks for the Fund. Materials Sector Risk is currently included in the Further Discussion of Other Risks section: a section that, in addition to the Principal Risks section, describes and highlights certain risks associated with investing in the Fund.

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The Company has authorized us to represent on its behalf that, with respect to filings made by the Company with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Ed Baer
Katherine Drury
Michael Gung
Joel Whipple